June 18, 2013
VIA EDGAR AND OVERNIGHT MAIL
Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed on February 8, 2013
File No. 000-15386

Dear Ms. Collins:
We are in receipt of your letter dated May 24, 2013 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted an additional comment with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 29, 2012 filed on February 8, 2013 (the “Form 10-K”), of Cerner Corporation (the “Company” or “Cerner”). On behalf of the Company, set forth below is the Company's response to that comment. For your convenience, we have repeated the comment set forth in the Staff Letter and followed such comment with the Company's response. Capitalized terms used but not defined herein are defined in the Company's Form 10-K.
Form 10-K for the Fiscal Year Ended December 29, 2012
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 16. Related Party Transactions, page 69

1.
We note your disclosure on page 70 that the Interparty Agreement provides that the Developer or OnGoal will be responsible for the repayment of any issuance costs plus the MPI Repayment Amount owed by you under the Workforce Agreement if you fail to establish the required new jobs per the agreement. We further note that in your response to prior comment 4 of your letter dated March 29, 2013 you state that should certain events trigger repayments by OnGoal and reduce your potential obligation such amounts will be recognized in earnings as they occur. Please tell us why it is appropriate to recognize such repayments as earnings. In this regard, it appears that under these circumstances, amounts would not be earned by you through compliance

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
CERN Page 2

with the conditions of the award, and would not be a reduction of the related costs for which the grant was intended to compensate.

Company's Response:
If a repayment is required for any issuance costs or MPI Repayment Amount, it is the Company's obligation to remit such amount to the Kansas Department of Commerce under the Workforce Agreement. The Interparty Agreement provides that such amount will be paid by OnGoal or Developer on behalf of Cerner. The combination of these agreements results in satisfaction of the Company's obligation, and extinguishment of the recorded liability. This extinguishment is achieved with no net cash outflow by the Company. At this future point there is no continuing obligation under the Workforce Agreement, or any further performance obligation by either party under the Interparty Agreement. As such, we believe it to be appropriate to record the credit side of the liability extinguishment through earnings.
We considered the guidance in FASB ASC Topic 405-20 Extinguishment of Liabilities and FASB ASC Topic 470-50 Debt Modifications and Extinguishments in determining the accounting treatment for this potential outcome. Specifically, FASB ASC Topic 470-50-40-2 provides that “a difference between reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment...”
In evaluating the accounting treatment for this element of the transaction, we also considered the applicability of the guidance around capital contributions. We ultimately concluded capital contribution accounting would not be appropriate as further discussed in our response to your prior question 7, in our response letter dated May 3, 2013.
Please note that we expect to generate an amount of tax withholdings sufficient to exceed the Gross Funded Amount, at which our obligation to the Kansas Department of Commerce is limited. Deployment of employees at sufficient levels is within management's control and therefore we believe it is unlikely, based on the tax withholding requirements and management's intent, any future repayment by OnGoal or Developer will be necessary under the Interparty Agreement.

* * * * * * * *

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
CERN Page 3

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,

/s/ Marc G. Naughton
Marc G. Naughton, Executive Vice President
and Chief Financial Officer